Return to Form 8K

COMMERCIAL BANKSHARES, INC. ANNOUNCES STOCK REPURCHASE PLAN

MIAMI, FL, Miami-based Commercial Bankshares, Inc., (Nasdaq: CLBK) parent of Commercial Bank of Florida, announced that it has adopted a stock repurchase plan, which allows the Company to repurchase shares of its own stock in open market and negotiated transactions during the next 24 months. This plan replaces the previous stock repurchase plan adopted in 2004.

Mr. Joseph W. Armaly, Chairman of Commercial Bankshares, Inc., stated that the Company will consider the purchase of up to $4,000,000 in shares for the purpose of enhancing shareholder value.

Commercial Bankshares, Inc.'s wholly owned subsidiary, Commercial Bank of Florida, currently operates fourteen branches in Miami-Dade and Broward counties. Commercial Bank of Florida is a state chartered, FDIC insured, Federal Reserve member commercial bank with approximately $1.04 billion in assets. The Company's stock is traded on Nasdaq under the symbol CLBK.

Statements contained in this release, which are not historical facts, may be considered forward-looking statements as defined in the Private Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors which include without limitation the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, changes in the interest rates, the effects of competition, and other factors that could cause actual results to differ materially as discussed further in documents filed by the Company with the Securities and Exchange Commission from time to time.

Contact: Barbara E. Reed, Senior Vice President and CFO
                Commercial Bankshares, Inc. (305) 267-1200